Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2016

Financial Results

TAIPEI, Taiwan, May 6, 2016 – GigaMedia Limited (NASDAQ: GIGM) today announced its first-quarter 2016 unaudited financial results.

CEO’s comments

“The positive increase in revenue of our licensed game, Yume100 which began last quarter, has continued into 2016. The revenues in the fourth quarter of 2015 were 0.98 million, and for the first quarter of 2016 increased by 26 percent to $1.24 million.” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “We are glad to see the steady growth, and going forward, we remain committed to keep the revenue growing up.”

“In the following quarters, we will launch new licensed games from Japan, Korea and China. We expect to add new revenue streams from our licensed products.” GigaMedia Limited Chief Executive Officer Collin Hwang continued.

“Meanwhile, we also persist in reviewing our operational plan of Cloud business. We plan to combine our experiences in online games and cloud business, which allow us to provide integrative services to game companies or potential entrants in gaming industry. While we restructure our cloud business, we are also looking for overseas partners for casual game business. This could help us to realize the plan of integration.”

“Besides keeping the Company’s online games maintain stable, and study the feasibility of the transformation of cloud business, cost saving is still undergoing to increase operations efficiency.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

Overview

•	FunTown operations gross margin improved to 57 percent from 52 percent in the fourth quarter of 2015 on higher revenue and lower outsourced fees.

•	The Company’s consolidated EBITDA for the first quarter of 2016 amounted to $1 million, a growth of 112% from minus $8.8 million a quarter before. The consolidated gross profit increased $0.3 million to $1.3 million.

•	The online game business expects to soon announce the licensing of a popular mobile-based RPG game. Following localization, planning and testing, management is looking ahead to its launching in the second quarter this year, and to bring in revenue in the third quarter.

•	General and administrative expenses continued trending down, decreasing 27 percent year-on-year.

•	Low headquarters operating expenses of $0.75 million, down from $0.9 million in the fourth quarter of 2015.

•	Cash outflow from operations of approximately $1 million.

•	Short-term debt remained at approximately $6.2 million.

•	The online game business has achieved break even in the first quarter of 2016, and the management expects to have sustainable revenue growth.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q16UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	1Q16	4Q15	Change (%)	1Q16	1Q15	Change (%)
Revenues	2,414	2,356	2.46%	2,414	3,162	-23.66%
Gross Profit	1,370	1,005	36.32%	1,370	738	85.64%
Loss from Operations	(482)	(7,538)	93.61%	(482)	(3,416)	85.89%
Net Income (Loss) Attributable to GigaMedia	1,059	(8,557)	112.38%	1,059	5,239	-79.79%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.10	(0.77)	112.99%	0.10	0.47	-78.72%
EBITDA (A)	1,080	(8,870)	112.18%	1,080	5,335	-79.76%
Cash and Marketable Securities-Current	72,506	71,436	1.50%	72,506	75,575	-4.06%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

•	Consolidated revenues for the first quarter of 2016 increased to $2.4 million from $2.3 million in the fourth quarter of 2015 and decreased from $3.2 million in the first quarter of 2015. The quarter-on-quarter increase reflected the steady growth in the Company’s games business FunTown.

First-quarter revenue from FunTown grew 11 percent quarter-on-quarter to $2.4 million from $2.2 million. The quarterly increase was mainly from the licensed game Yume100 and TalesRunner in Hong Kong.

•	Consolidated operating expenses were $1.9 million in the first quarter of 2016, which made significant change from the fourth quarter last year, decreased 78% from $8.5 million to $1.9 million quarter-on-quarter, primarily due to impairment loss of $3.1 million and termination expense of a proposed acquisition of $2.0 million recognized in the fourth quarter of 2015. Excluding such impairment loss and termination expense, the consolidated operating expenses decreased by $1.6 million, or 46%, quarter-on-quarter primarily due to reduced selling and marketing expenses as well as general and administrative expenses.

•	Consolidated non-operating income was $1.5 million thanks to the capital gains on disposal of property and investment of PerfectPairs.

•	Net income was $1 million attributable to the gains on disposal of property and investment, and an increase on the operating revenues. It was up by 112%.

•	Cash and marketable securities-current in the first quarter accounted for $72.5 million, slightly increased by 1.5% from $71.4 million in the fourth quarter of 2015 resulting from the disposal of property and investment of PerfectPairs.

Cash and Strategic Investment

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $73.5 million as of March 31, 2016, or approximately $6.65 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 6, 2016. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2015 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

The mobile gaming business has been on the track since the fourth quarter of 2015, and in this quarter, the Company continued bringing in revenue and achieved break even. The Company has met the expectation on the cost reduction and margin improvement. In the upcoming quarters, new licensed games will be published, and the Company hopes to see the same or better performances as “Yume100” by generate stable revenues and creating margin.

With regards to social casino game platform, the revenues grew 16% from $0.75 million to $0.88 million.

As for computing business, the Company is currently restructuring the business plan. The Company is eager to combine cloud and gaming business to increase the probability for success.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2016 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The Company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2016 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2016	12/31/2015	3/31/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,387,356	2,151,598	2,718,393
Other revenues	26,619	204,215	443,692

	2,413,975	2,355,813	3,162,085

Operating costs
Cost of Asian online game and service revenues	1,015,753	1,043,327	1,966,164
Cost of other revenues	27,815	307,688	457,520

	1,043,568	1,351,015	2,423,684

Gross profit	1,370,407	1,004,798	738,401

Operating expenses
Product development and engineering expenses	127,976	190,547	181,708
Selling and marketing expenses	789,082	2,057,035	2,687,116
General and administrative expenses	935,803	1,212,800	1,285,835
Impairment losses	0	3,082,171	0
Other	0	2,000,000	0

	1,852,861	8,542,553	4,154,659

Loss from operations	(482,454)	(7,537,755)	(3,416,258)

Non-operating income (expense)
Interest income	67,383	62,201	102,529
(Loss) gain on sales of marketable securities	0	(81,744)	9,473,063
Interest expense	(27,589)	(27,413)	(82,113)
Foreign exchange loss - net	(69,819)	(17,113)	(16,242)
Gain on disposal of property, plant and equipment	773,981	90	0
Equity in net (loss) earnings on equity method investments	(20,141)	(47,110)	40,100
Changes in the fair value of an instrument recognized at fair value	0	81,630	(951,660)
Gain (loss) on disposal of investments	805,043	(365)	0
Impairment loss on marketable securities and investments	0	(1,289,779)	0
Other	13,122	(100,404)	18,373

	1,541,980	(1,420,007)	8,584,050

Income (Loss) from continuing operations before income taxes	1,059,526	(8,957,762)	5,167,792
Income tax (expense) benefit	(456)	400,866	13,351

Income (Loss) from continuing operations	1,059,070	(8,556,896)	5,181,143

Net income (loss)	1,059,070	(8,556,896)	5,181,143
Less: Net (income) loss attributable to noncontrolling interest	0	(445)	58,130

Net income (loss) attributable to shareholders of GigaMedia	1,059,070	(8,557,341)	5,239,273

Earnings (Loss) per share attributable to GigaMedia
Basic:
Income (Loss) from continuing operations	0.10	(0.77)	0.47
Loss from discontinued operations	0.00	0.00	0.00

	0.10	(0.77)	0.47

Diluted:
Income (Loss) from continuing operations	0.10	(0.77)	0.47
Loss from discontinued operations	0.00	0.00	0.00

	0.10	(0.77)	0.47

Weighted average shares outstanding:
Basic	11,052,235	11,052,332	11,052,332

Diluted	11,052,235	11,052,332	11,052,385

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2016	12/31/2015	3/31/2015
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	72,502,287	71,432,293	53,856,429
Marketable securities - current	3,830	3,830	21,718,274
Accounts receivable - net	1,021,785	1,246,371	2,031,966
Prepaid expenses	519,294	545,200	671,116
Restricted cash	1,004,110	1,000,000	9,034,062
Other receivables	130,566	45,971	3,105,223
Other current assets	256,534	225,086	490,835

Total current assets	75,438,406	74,498,751	90,907,905
Marketable securities - noncurrent	0	0	4,744,000
Investments	4,505,271	4,523,940	5,724,346
Property, plant & equipment - net	221,564	1,390,711	1,719,799
Intangible assets - net	78,163	87,710	263,811
Prepaid licensing and royalty fees	548,512	238,611	5,144,947
Other assets	340,926	455,216	356,274

Total assets	81,132,842	81,194,939	108,861,082

Liabilities and equity
Short-term borrowings	6,214,075	6,092,917	19,808,307
Accounts payable	349,997	319,601	652,708
Accrued compensation	250,009	759,260	363,480
Accrued expenses	2,187,903	3,036,636	3,439,764
Unearned revenue	1,740,838	1,750,253	1,947,176
Other current liabilities	1,747,669	1,523,023	1,985,012

Total current liabilities	12,490,491	13,481,690	28,196,447
Other liabilities	1,927,703	1,722,190	1,935,620

Total liabilities	14,418,194	15,203,880	30,132,067

GigaMedia’s shareholders’ equity	66,714,648	65,991,059	78,776,989
Noncontrolling interest	0	0	-47,974

Total equity	66,714,648	65,991,059	78,729,015

Total liabilities and equity	81,132,842	81,194,939	108,861,082

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2016	12/31/2015	3/31/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net (Loss) Income to EBITDA
Net (loss) income attributable to GigaMedia	1,059,070	(8,557,341)	5,239,273
Depreciation	37,711	66,455	74,212
Amortization	22,860	56,793	55,316
Interest income	(67,383)	(62,201)	(102,529)
Interest expense	27,589	27,418	82,102
Income tax (benefit) expense	456	(400,866)	(13,351)

EBITDA	1,080,303	(8,869,742)	5,335,023